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+-------------+
|   FORM 4    |                       U.S. SECURITIES AND EXCHANGE COMMISSION
+-------------+                               WASHINGTON, D.C. 20549

[_] Check this box if
     no longer subject           STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
     to Section 16.
     Form 4 or Form 5          Filed pursuant to Section 16(a) of the Securities
     obligations may              Exchange Act of 1934, Section 17(a) of the
     continue. See              Public Utility Holding Company Act of 1935 or
     Instruction 1(b).       Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

--------------------------------------------------------------------------------
1.  Name and Address of Reporting Person*

         Dodge                              Steven                     B.
--------------------------------------------------------------------------------
         (Last)                             (First)                     (Middle)


         116 Huntington Avenue
--------------------------------------------------------------------------------
         (Street)


         Boston                             Massachusetts              02116
--------------------------------------------------------------------------------
         (City)                             (State)                     (Zip)


2.   Issuer Name and Ticker or Trading Symbol

         American Tower Corporation (NYSE: AMT)
-----------------------------------------------------------------

3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

-----------------------------------------------------------------

4.   Statement for Month/Year

         February 2002
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5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person to Issuer (Check all applicable)

[X] Director      [X] Officer          [_] 10% Owner         [_] Other
                      (give title below)                         (specify below)


         Chief Executive Officer and Chairman
-----------------------------------------------------------------

7.  Individual or Joint/Group Filing (Check applicable line)

    [X]  Form filed by One Reporting Person
    [ ]  Form filed by More than One Reporting Person


==========================================================================================================================
              Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
==========================================================================================================================

1. Title      2.  Trans-    3. Trans-      4. Securities Acquired (A)      5. Amount of        6. Owner-      7. Nature
   of             action       action         or Disposed of (D)              Securities          ship           of In-
   Security       Date         Code           (Instr. 3, 4 and 5)             Beneficially        Form:          direct
   (Instr.3)      (Month/      (Instr. 8)                                     Owned at            Direct         Bene-
                  Day/      ----------------------------------------------    End of              (D) or         ficial
                  Year)          Code   V      Amount     (A) or    Price     Month               Indirect       Owner-
                                                          (D)                 (Instr. 3 and 4)    (I)            ship
                                                                                                  (Instr. 4)     (Instr. 4)
--------------------------------------------------------------------------------------------------------------------------
Class A Common    2/28/02          P             2,100         A      $4.68
Stock (1)
--------------------------------------------------------------------------------------------------------------------------
Class A Common    2/28/02          P             1,100         A      $4.69
Stock (1)
--------------------------------------------------------------------------------------------------------------------------
Class A Common    2/28/02          P             9,200         A      $4.70
Stock (1)
--------------------------------------------------------------------------------------------------------------------------
Class A Common    2/28/02          P             1,900         A      $4.71
Stock (1)
--------------------------------------------------------------------------------------------------------------------------
Class A Common    2/28/02          P            18,100         A      $4.74
Stock (1)
--------------------------------------------------------------------------------------------------------------------------
Class A Common    2/28/02          P            24,700         A      $4.75
Stock (1)
--------------------------------------------------------------------------------------------------------------------------
Class A Common    2/28/02          P            10,000         A      $4.77
Stock (1)
--------------------------------------------------------------------------------------------------------------------------
Class A Common    2/28/02          P            11,200         A      $4.78
Stock (1)
--------------------------------------------------------------------------------------------------------------------------
Class A Common    2/28/02          P             9,600         A      $4.79
Stock (1)
--------------------------------------------------------------------------------------------------------------------------
Class A Common    2/28/02          P            10,100         A      $4.80
Stock (1)
--------------------------------------------------------------------------------------------------------------------------
Class A Common    2/28/02          P             3,100         A      $4.81
Stock (1)
--------------------------------------------------------------------------------------------------------------------------
Class A Common    2/28/02          P               800         A      $4.82
Stock (1)
--------------------------------------------------------------------------------------------------------------------------
Class A Common    2/28/02          P            27,800         A      $4.85
Stock (1)
--------------------------------------------------------------------------------------------------------------------------
Class A Common    2/28/02          P             1,500         A      $4.88
Stock (1)
--------------------------------------------------------------------------------------------------------------------------
Class A Common    2/28/02          P             3,800         A      $4.89
Stock (1)
--------------------------------------------------------------------------------------------------------------------------
Class A Common    2/28/02          P            21,200         A      $4.90
Stock (1)
--------------------------------------------------------------------------------------------------------------------------
Class A Common    2/28/02          P             4,900         A      $4.91
Stock (1)
--------------------------------------------------------------------------------------------------------------------------
Class A Common    2/28/02          P            20,000         A      $4.95
Stock (1)
--------------------------------------------------------------------------------------------------------------------------
Class A Common    2/28/02          P             5,200         A      $4.99
Stock (1)
--------------------------------------------------------------------------------------------------------------------------
Class A Common    2/28/02          P            63,700         A      $5.00        460,030 (2)  D
Stock (1)
--------------------------------------------------------------------------------------------------------------------------

                                                                                    26,727 (2)  I         By Trusts (3)
--------------------------------------------------------------------------------------------------------------------------

                                                                                     5,000 (2)  I         By Spouse (3)
--------------------------------------------------------------------------------------------------------------------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If this form is filed by more than one reporting person, see
  Instruction 4(b)(v).


                                                                          (Over)
                                                                 SEC 1474 (3-99)

==========================================================================================================================
  Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
==========================================================================================================================
1. Title of Derivative          2. Conver-          3. Trans-          4. Trans-             5. Number of Deriv-
   Security (Instr. 3)             sion or             action             tion Code             atives Securities
                                   Exercise            Date               (Instr. 8)            Acquired (A) or
                                   Price of            (Month/                                  Disposed of (D)
                                   Derivative          Day/                                     (Instr. 3,4, and 5)
                                   Security            Year)
                                                                       ---------------------------------------------------
                                                                       Code    V              (A)       (D)
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------


==========================================================================================================================
    Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities) -- continued
==========================================================================================================================
                6. Date Exer-     7. Title and Amount of      8. Price     9. Number        10. Owner-       11. Na-
                   cisable and       Underlying Securities       of           of Deriv-         ship             ture
                   Expiration        (Instr. 3 and 4)            Deriv-       ative             Form             of In-
                   Date                                          ative        Secur-            of De-           direct
                   (Month/Day/                                   Secur-       ities             rivative         Bene-
                   Year)                                         ity          Bene-             Secu-            ficial
                                                                 (Instr.      ficially          rity:            Owner-
                 ------------------------------------------       5)          Owned             Direct           ship
                   Date    Expira-   Title    Amount or                       at End            (D) or           (Instr.
                   Exer-   tion               Number of                       of                Indi-            4)
                   cisable Date               Shares                          Month             rect (I)
                                                                              (Instr. 4)        (Instr. 4)

--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

(1) This Form 4 is being filed to report Mr. Dodge's purchase of an aggregate of 250,000 shares of Class A Common Stock on the open market on February 28, 2002.

(2) The information set forth in column 5, "Amount of Securities Beneficially Owned at End of Month" includes information, as of February 28, 2002, only with respect to Mr. Dodge's beneficial ownership of Class A Common Stock. It does not include information about Mr. Dodge's beneficial ownership of shares of Class B Common Stock (which are convertible into Class A Common Stock on a one-for-one basis) and stock options to purchase Class A and Class B Common Stock because Mr. Dodge had no reportable transactions in these other classes of securities during the period for which this report is filed.

(3) Mr. Dodge disclaims any beneficial ownership in shares owned by the trusts or his spouse.



** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

/s/   Steven B. Dodge                                   March 1, 2002
-----------------------------------------               ------------------------

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

                                                                          Page 2
                                                                 SEC 1474 (3-99)